SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934

                              OLD GUARD GROUP, INC.
 _____________________________________________________________________________
                               (Name of Issuer)

                           Common Stock, no par value
 _____________________________________________________________________________
                         (Title of Class of Securities)

                                   679783-10-0
 _____________________________________________________________________________
                                 (CUSIP Number)

                                                   with a copy to:
 Jonathan Gallen                                   Robert G. Minion, Esq.
 450 Park Avenue                                   Lowenstein Sandler PC
 28th Floor                                        65 Livingston Avenue
 New York, New York  10022                         Roseland, New Jersey  07068
 (212) 891-2132                                    (973) 597-2424
 _____________________________________________________________________________

                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                February 26, 1999
 ______________________________________________________________________________
            (Date of Event which Requires Filing of this Statement)


 If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

 Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

 *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

 The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 Cusip No. 679783-10-0
 _____________________________________________________________________________
 1) Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons(entities only):

                                 Jonathan Gallen
 _____________________________________________________________________________
 2)        Check the Appropriate Box if a Member of a Group (See Instructions):
 (a)                                     Not
 (b)                                  Applicable
 _____________________________________________________________________________
 3)       SEC Use Only
 _____________________________________________________________________________
 4)       Source of Funds (See Instructions):  WC
 _____________________________________________________________________________
 5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                 Not Applicable
 _____________________________________________________________________________
 6)       Citizenship or Place of Organization:           United States
 _____________________________________________________________________________

 Number of                 7) Sole Voting Power:                  204,000*
                              _____________________________________________
 Shares Beneficially       8) Shared Voting Power:
 Owned by                     _____________________________________________
 Each Reporting            9) Sole Dispositive Power:             204,000*
                              _____________________________________________
 Person With:             10) Shared Dispositive Power:
                              _____________________________________________
 _____________________________________________________________________________
 11)    Aggregate Amount Beneficially Owned by Each Reporting
        Person:                                                   204,000*
 _____________________________________________________________________________
 12)    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions):                              Not Applicable
 _____________________________________________________________________________
 13)    Percent of Class Represented by Amount in Row (11): 5.02%*
 _____________________________________________________________________________
 14)    Type of Reporting Person (See Instructions): IA
 _____________________________________________________________________________

 * As of February 26, 1999, Pequod Investments, L.P., a New York limited partnership, was the holder of 101,500 shares of the common stock, no par value, of Old Guard Group, Inc. (the "Shares") and Pequod International, Ltd., a corporation organized under the laws of the Bahamas, was the holder of 102,500 Shares. Jonathan Gallen possesses sole power to vote and direct the disposition of all Shares held by Pequod Investments, L.P. and Pequod International, Ltd. Accordingly, for the purposes of Rule 13d-3 under the Securities Exchange Act of 1934, Mr. Gallen is deemed to beneficially own 204,000 Shares.

 Item 1.  Security and Issuer.

         This statement relates to the common stock, no par value (the "Shares"), of Old Guard Group, Inc. ("Old Guard"), whose principal executive offices are located at 2929 Lititz Pike, Lancaster, Pennsylvania 17604.

 Item 2.  Identity and Background.

         The person filing this statement is Jonathan Gallen, whose business address is 450 Park Avenue, 28th Floor, New York, New York 10022. Mr. Gallen serves, indirectly through one or more entities, as the investment advisor and exercises investment authority for Pequod Investments, L.P., a New York limited partnership ("Pequod"), and for Pequod International, Ltd., a corporation organized under the laws of the Bahamas ("International"). These entities are engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature.

          Mr. Gallen has never been convicted in any criminal proceeding, nor has he been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which he was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Gallen is a citizen of the United States.

 Item 3.   Source and Amount of Funds or Other Consideration.

          Pequod paid an aggregate of  approximately  $1,751,326 for the
 101,500  Shares  purchased  by  it  and  International   paid  an  aggregate
 of approximately $1,833,476 for the 102,500 Shares purchased by it. All funds used to purchase Shares on behalf of Pequod and International have come directly from the assets of Pequod or International, respectively.


 Item 4.   Purpose of Transaction.

          The acquisition of the Shares by Pequod and International is for investment purposes. Mr. Gallen has no present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

 Item 5.   Interest in Securities of the Issuer.

          Based upon information provided by Old Guard, there were 4,060,236 Shares outstanding as of February 25, 1999.

          As of February 26, 1999, Pequod was the holder of 101,500 Shares and International was the holder of 102,500 Shares. Mr. Gallen possesses sole power to vote and direct the disposition of all Shares held by Pequod and International. Accordingly, as of February 26, 1999, for the purposes of Rule 13d-3 of the Securities Exchange Act of 1934,
 Mr. Gallen is deemed to beneficially own 204,000 Shares, or 5.02% of the Shares issued and outstanding as of that date.

          During the past sixty days, the only transactions in Shares by Mr. Gallen or any person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof, were as follows:


                          I. Pequod Investments, L.P.

                                  (Purchases)

              Date                 Quantity                Price

         January 21, 1999            1,000                 $13.25
         February 25, 1999          11,500                  11.87

                                     (Sales)

               Date                Quantity                Price

         January 1, 1999             11,000               $14.00(1)



                          II. Pequod International, Ltd.

                                    (Purchases)


                 Date                Quantity                  Price

        January 1, 1999                11,000                $14.00(1)
        January 21, 1999                1,000                 13.25
        February 25, 1999              11,500                 11.87
        February 26, 1999               1,000                 12.37

                                      (Sales)

                                       None

 _____________________________

 (1)  This  transaction   represents   a  transfer  of  Shares  from  Pequod
      to International.

        Except as noted, all transactions listed in this Item 5 were effected in ordinary brokerage transactions.


 Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

        No contracts, arrangements, understandings or similar relationships exist with respect to the securities of Old Guard between Mr. Gallen and any person or entity.


 Item 7. Material to be Filed as Exhibits.

         Not applicable.


                                    Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        March 4, 1999


                                        /s/ Jonathan Gallen
                                        Jonathan  Gallen,  individually  and in
                                        his capacity as the  investment advisor
                                        for Pequod  Investments, L.P. and for
                                        Pequod  International, Ltd.


 Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).